                      Securities and Exchange Commission

                            Washington, D.C.  20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                              (AMENDMENT NO. 1)*

       Hearst-Argyle Television, Inc. (formerly Argyle Television, Inc.)
       -----------------------------------------------------------------
                               (Name of Issuer)

                     Series A Common Stock, $.01 per share
                     -------------------------------------
                        (Title of Class of Securities)

                                 422317 10 7
                                 -----------
                                (CUSIP Number)

                                Dean H. Blythe
                              888 Seventh Avenue
                           New York, New York 10106
                                (212) 649-2000
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 29, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

 CUSIP NO. 422317 10 7                                                  Page 2

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bob Marbut
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,039,482

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,039,482

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,039,482

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 22 pages

 CUSIP NO. 422317 10 7                                                  Page 3

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Argyle Communications, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      TEXAS

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 22 pages

 CUSIP NO. 422317 10 7                                                  Page 4

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
15    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Argyle Television Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
16                                                              (a) [_]
                                                                (b) [_]
      (See Item 4)
------------------------------------------------------------------------------
      SEC USE ONLY
17


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
18

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
19                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
20
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    21
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     22
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    23
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         24
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
26                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
28
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 22 pages

 CUSIP NO. 422317 10 7                                                  Page 5

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ATI General Partner, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO (See Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 22 pages

 CUSIP NO. 422317 10 7                                                  Page 6

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Argyle Television Investors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 22 pages

 CUSIP NO. 422317 10 7                                                  Page 7

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Argyle Television Investors (Foreign), L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 22 pages

 CUSIP NO. 422317 10 7                                                  Page 8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Television Investment Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 22 pages

 CUSIP NO. 422317 10 7                                                  Page 9

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Blake Byrne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            655,863

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             655,863

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      655,863

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 22 pages

 CUSIP NO. 422317 10 7                                                 Page 10

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
15    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robin (a/k/a Robert) Hernreich
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
16                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
17


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
18

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
19                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
20
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    21
     NUMBER OF            135,407 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     22
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    23
    REPORTING             135,407 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         24
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25
      135,407 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
26                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27
      1.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
28
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 10 of 22 pages

 CUSIP NO. 422317 10 7                                                 Page 11

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Argyle Foundation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            84,121 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             84,121 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      84,121 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 11 of 22 pages

 CUSIP NO. 422317 10 7                                                 Page 12

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Skylark Foundation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      (See Item 4)                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            53,231 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             53,231 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      53,231 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less tahn 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 12 of 22 pages

Item 1.    Security and Issuer.
           -------------------

     This statement relates to shares of Series A Common Stock, par value $.01 per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc.(formerly Argyle Television, Inc.), a Delaware corporation ("Hearst-Argyle" or the "Company"). The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York 10106, and its telephone number at such address is (212) 649-2000.

Item 2.    Identity and Background.
           -----------------------

     (a)-(c), (f)   This statement is filed by Bob Marbut ("Marbut"), Argyle
Communications, Inc. ("ACI"), Argyle Television Partners, L.P. ("ATP"), ATI General Partner, L.P. ("ATIGP"), Argyle Television Investors, L.P. ("ATI"), Argyle Television Investors (Foreign), L.P. ("ATI (Foreign)"), Television Investment Partners, L.P. ("TIP"), Blake Byrne ("Byrne"), Robin (a/k/a Robert) Hernreich ("Hernreich"), Argyle Foundation and Skylark Foundation (each, a "Filing Person" and collectively, the "Filing Persons").

     Marbut owns 50.5% of the issued and outstanding common stock of ACI. ACI is the general partner of ATP. ATP is (i) the general partner of ATIGP, which in turn is the general partner of ATI and ATI (Foreign), and (ii) the general partner of TIP. Marbut is a citizen of the United States of America. Marbut's principal place of business is 888 Seventh Avenue, New York, New York 10106.

     ACI is a Texas corporation principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     ATP is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     ATIGP is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     ATI is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     ATI (Foreign) is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

                              Page 13 of 22 pages

     TIP is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     Argyle Foundation is a charitable organization established by Marbut under
Section 501(c) of the Internal Revenue Code (the "Code"). Its and Marbut's principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     Byrne is a citizen of the United States of America. Skylark Foundation is a charitable organization established by Byrne under Section 501(c) of the Code. Its and Byrne's principal place of business and principal office is located at 9220 Sunset Boulevard, Suite 210, Los Angeles, California 90069.

     Hernreich's address is Sigma Properties, 711-B Garrison Avenue, Fort Smith, Arkansas 72901, and his principal occupation is investments. Hernreich is a citizen of the United States of America.

     The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer or director, each controlling person, and each executive officer or director of such controlling person of ACI, the Argyle Foundation and the Skylark Foundation are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

     (d)-(e) None of the Filing Persons nor, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

     The issued and outstanding shares of common stock of Argyle Television, Inc. ("Argyle") beneficially owned by the Filing Persons were converted into shares of Series A Common Stock in the Merger. As a consequence, no funds were required.

                              Page 14 of 22 pages

Item 4.    Purpose of Transaction.
           ----------------------

     The response to Item 4 contained in the Schedule 13D dated March 26, 1997, filed on August 28, 1997, is hereby amended to include the following:

       Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, among The Hearst Corporation, a Delaware corporation ("Hearst"), HAT Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst ("Merger Sub"), HAT Contribution Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst, and Argyle, effective as of August 29, 1997, Merger Sub merged with and into Argyle (the "Merger"), with Argyle as the surviving corporation in the Merger renamed "Hearst-Argyle Television, Inc."

     The Voting Agreements between Hearst and certain stockholders of Argyle terminated upon consummation of the Merger. As a consequence, the "group" of such former Argyle stockholders (assuming execution of the Voting Agreements caused such persons to be considered a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) has been dissolved.

     On September 5, 1997, Hearst-Argyle filed a registration statement on Form S-3 relating to shares of Series A Common Stock received in the Merger by stockholders who are former partners of the Partnerships (as hereinafter defined). Such stockholders received shares of Argyle common stock from the Partnerships pursuant to previously adopted plans of liquidation prior to consummation of the Merger and acquired their shares of Series A Common Stock in exchange for their shares of Argyle common stock in the Merger.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

     (a) The aggregate number and percentage of the shares of the Company's capital stock beneficially owned by each of the Filing Persons, and for all of the Filing Persons collectively, assuming the execution of the Voting Agreements caused such persons to be considered as a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), is set forth on
Schedule II attached hereto and incorporated herein by reference.

     (b) Schedule II attached hereto shows the number of shares of the Company's capital stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Filing Persons.

     (c) On July 8 and July 11, 1997, ATI and ATP converted all of the shares of Argyle Series C Common Stock held by them into shares of Argyle Series A Common Stock. On July 11, 1997, ATI distributed an aggregate of 1,746,282 shares of Argyle Series A Common

                              Page 15 of 22 pages

Stock to certain of its partners, and, on the same date, such partners contributed all of such shares to ATI (Foreign). The Company has been advised that ATI (on its behalf and on the behalf of ATI (Foreign)), TIP, ATIGP and ATP (collectively, the "Partnerships") adopted plans of liquidation on March 25, 1997 and distributed all of the shares of Argyle common stock held by them to their respective partners pursuant to such plans of liquidation prior to the consummation of the Merger.

     (d) ACI's shareholders have the right to receive proceeds from the sale of the securities held by ACI under certain circumstances. ATP's limited partners and its general partner, ACI, all have the right to receive proceeds from the sale of the securities held by ATP under certain circumstances. ATIGP's limited partners and its general partner, ATP, all have the right to receive proceeds from the sale of the securities held by ATIGP under certain circumstances.
ATI's limited partners and its general partner, ATIGP, all have the right to receive proceeds from the sale of the securities held by ATI under certain circumstances. ATI (Foreign)'s limited partners and its general partner, ATIGP, all have the right to receive proceeds from the sale of the securities held by ATI (Foreign) under certain circumstances. TIP's limited partners and its general partner, ATP, all have the right to receive proceeds from the sale of the securities held by TIP under certain circumstances.

     (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relations with Respect to
           --------------------------------------------------------------------
Securities of the Issuer.
------------------------

     The response to Item 6 contained in the Schedule 13D dated March 26, 1997, filed on August 28, 1997, is unchanged.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

       The response to Item 7 contained in the Schedule 13D dated March 26, 1997, filed on August 28, 1997, is unchanged.

                              Page 16 of 22 pages

                                  SCHEDULE I

          CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
            AND CONTROLLING PERSONS OF ARGYLE COMMUNICATIONS, INC.,
                   ARGYLE FOUNDATION AND SKYLARK FOUNDATION

ARGYLE COMMUNICATIONS, INC.
Directors and Officers:

                                               Principal Occupation and
          Name (and Position)                  ------------------------
          -------------------                      Business Address
                                                   ----------------

    Bob Marbut                           Chairman of the Board and Co-Chief
    (Director and President)             Executive Officer and Director
                                         Hearst-Argyle Television, Inc.
                                         888 Seventh Avenue
                                         New York, New York   10106

    Blake Byrne                          Investments
    (Director and Vice President)        9220 Sunset Boulevard
                                         Suite 210
                                         Los Angeles, California 90069

    Ibra Morales                         Senior Vice President-Sales
    (Director and Vice President)        Hearst-Argyle Television, Inc.
                                         888 Seventh Avenue
                                         New York, New York   10106

    Dean H. Blythe                       Senior Vice President - Corporate
    (Vice President)                     Development, Secretary and General
                                         Counsel
                                         Hearst-Argyle Television, Inc.
                                         888 Seventh Avenue
                                         New York, New York   10106

    Harry T. Hawks                       Senior Vice President and
    (Director and Vice President)        Chief Financial Officer
                                         Hearst-Argyle Television, Inc.
                                         888 Seventh Avenue
                                         New York, New York   10106

    Bob Owen                             Investments
    (Director and Vice President)        200 Concord Plaza, Suite 700
                                         San Antonio, Texas  78216

                              Page 17 of 22 pages

ARGYLE FOUNDATION
Directors:


          Name and Position                    Principal Occupation and
          -----------------                        Business Address
                                                   ----------------

    Bob Marbut                           Chairman of the Board and Co-Chief
                                         Executive Officer and Director
                                         Hearst-Argyle Television, Inc.
                                         888 Seventh Avenue
                                         New York, New York   10106

    Margot S. Marbut                     Civic and Community Volunteer
                                         511 Argyle Avenue
                                         San Antonio, Texas   78209


    Michael P. Marbut                    Attorney at Law
    340 Treeline Park, #1333             300 Convent Street
    San Antonio, Texas 78209             Suite 1500
                                         San Antonio, Texas   78205

SKYLARK FOUNDATION
Directors and Officers:


          Name and Position                    Principal Occupation and
          -----------------                        Business Address
                                                   ----------------

    Blake Byrne                          Investments
    Chairman of the Board and            9220 Sunset Boulevard
      Chief Financial Officer            Suite 210
                                         Los Angeles, California 90069

    Jocelyn B. Byrne                     Community Volunteer
    (President and Director)             642 East 5th Avenue
    642 East 5th Avenue                  Durango, Colorado   81301
    Durango, Colorado  81301

    John Byrne                           Television Sales Account
    (Secretary and Director)               Representative
    2237 Winding Wood Lane               Katz Television
    Charlotte, North Carolina  28209     5821 Fair View Road
                                         Suite 407
                                         Charlotte, North Carolina   28209


                              Page 18 of 22 pages

                                  SCHEDULE II

                  CERTAIN INFORMATION REGARDING INTERESTS OF
    FILING PERSONS IN HEARST-ARGYLE TELEVISION, INC. AS OF AUGUST 29, 1997

     The following table sets forth, based on information as of August 29, 1997, the beneficial ownership of the Company's capital stock as to: (i) each Filing Person and (ii) all Filing Persons, collectively.

                                                  Shares       Percent
Name of Each Beneficial Owner                  Beneficially      of
-----------------------------                    Owned (a)    Class (b)
                                               ------------   ---------
Bob Marbut (c)...............................     1,039,482       12.6%

Argyle Communications, Inc...................             0        -0-

Argyle Television Partners, L.P..............             0        -0-

ATI General Partner, L.P.....................             0        -0-

Argyle Television Investors, L.P.............             0        -0-

Argyle Television Investors (Foreign), L.P...             0        -0-

Television Investment Partners, L.P..........             0        -0-

Robin (a/k/a Robert) Hernreich (d)...........       135,407        1.6%

Blake Byrne (e)..............................       655,863        7.9%

Argyle Foundation............................        84,121        1.0%

Skylark Foundation...........................        55,231         *

COLLECTIVE TOTAL OF FILING PERSONS...........     1,830,752       22.1%

-------------------------
*  Represents beneficial ownership of less than 1%.

(a) Each Filing Person has sole voting and investment power, except as otherwise noted.
(b) Hearst beneficially owns 38,611,002 shares of Series B Common Stock, such shares being convertible, at any time, into shares of Series A Common Stock on a share-for-share basis. Assuming that all such shares of Series B Common Stock are so converted, the percentage of Series A Common Stock beneficially owned by such persons is as follows: (i) Marbut, 2.2%; (ii) Byrne, 1.4%; (iii) each other Filing Person would beneficially own less than 1%; and, (iv) collective total of all Filing Persons, 3.9%.
(c) Represents (i) 955,361 shares held by Marbut directly and (ii) 84,121 shares held by Argyle Foundation.
(d) Represents shares held by Hernreich directly. Excludes 15,314 shares of the Company's preferred stock.
(e) Represents (i) 600,632 shares held by Byrne directly and (ii) 55,231 shares held by Skylark Foundation.

                              Page 19 of 22 pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                              /s/ Bob Marbut*
                              --------------------------------------------------
                              Bob Marbut

                              ARGYLE COMMUNICATIONS, INC.


                              By:   /s/ Dean H. Blythe
                                    --------------------------------------------
                                    Name:  Dean H. Blythe
                                    Title: Vice President

                              ARGYLE TELEVISION PARTNERS, L.P.

                                    By:  Argyle Communications, Inc.
                                         the sole general partner


                                         By:  /s/ Dean H. Blythe
                                              ----------------------------------
                                              Name:  Dean H. Blythe
                                              Title: Vice President

                              ATI GENERAL PARTNER, L.P.

                              By:   Argyle Television Partners, L.P.
                                    a Delaware limited partnership

                                    By:  Argyle Communications, Inc.
                                         the sole general partner


                                         By:  /s/ Dean H. Blythe
                                              ----------------------------------
                                              Name:  Dean H. Blythe
                                              Title: Vice President

                              Page 20 of 22 pages

                              ARGYLE TELEVISION INVESTORS, L.P.

                              By:  ATI General Partner, L.P.
                                   a Delaware limited partnership

                                   By:  Argyle Television Partners, L.P.
                                        the sole general partner

                                        By:  Argyle Communications, Inc.
                                             the sole general partner

                                             By:  /s/ Dean H. Blythe
                                                  ------------------------------
                                                  Name:  Dean H. Blythe
                                                  Title: Vice President


                              ARGYLE TELEVISION INVESTORS
                              (FOREIGN), L.P.

                              By:   ATI General Partner, L.P.
                                    a Delaware limited partnership

                                    By:  Argyle Television Partners, L.P.
                                         the sole general partner

                                         By:  Argyle Communications, Inc.
                                              the sole general partner

                                              By:  /s/ Dean H. Blythe
                                                   -----------------------------
                                                   Name:  Dean H. Blythe
                                                   Title: Vice President

                              TELEVISION INVESTMENT PARTNERS, L.P.

                              By:   Argyle Television Partners, L.P.
                                    a Delaware limited partnership

                                    By:  Argyle Communications, Inc.
                                         the sole general partner

                                         By:  /s/ Dean H. Blythe
                                              ----------------------------------
                                              Name:  Dean H. Blythe
                                              Title: Vice President

                              Page 21 of 22 pages

                              ARGYLE FOUNDATION

                              By:  /s/ Bob Marbut*
                                   ---------------------------------------------
                                   Name:  Bob Marbut
                                   Title: Director


                              SKYLARK FOUNDATION

                              By:  /s/ Blake Byrne*
                                   ---------------------------------------------
                                   Name:  Blake Byrne
                                   Title: Chairman of the Board and
                                          Chief Financial Officer



                              /s/ Blake Byrne*
                              --------------------------------------------------
                              Blake Byrne



                              /s/ Robin Hernreich*
                              --------------------------------------------------
                              Robin Hernreich


                             *By:  /s/ Dean H. Blythe
                                   ---------------------------------------------
                                   Dean H. Blythe, Attorney-in-Fact

                              Page 22 of 22 pages